Contact

www.linkedin.com/in/shibu-abraham-cpa-ca-cpa-illinois-b119906 (LinkedIn)
www.saapc.ca/ (Company)
www.clmiss.ca/ (Other)

Top Skills

US GAAP
SOX Compliance and audit
Financial Reporting

Shibu Abraham, CPA CA, CPA (Illinois)

Chief Financial Officer at AmeriTrust Financial Technologies
Mississauga, Ontario, Canada

Summary

Over 20 years of international experience both in Industry and Public accounting. Good knowledge of International Financial Reporting Standards, Canadian Private Entity GAAP and Not-for-profit organizations. Currently in public practice specialized in providing consulting, tax, accounting and audit services to not-for-profit organizations, small business and mid-cap public companies listed in Canadian stock exchanges. Actively involved in leading a team of professionals in assisting clients with compliance with not-for-profit act, small business accounting, audit and consulting services, CFO services among other specialized projects. Seeking to interact and network with executives in the small business, not-for-profit organizations and private entities.

Developing people by encouraging individuals to think for themselves and take responsibility for their contributions to the team. Delegating work successfully. Conducting timely performance reviews and providing performance feedback/training. Leading by example and by providing appropriate coaching, feedback and direction.

Ability to work well under pressure. Commitment and organizational skills to meet deadlines.

Specialties: Consulting, audit, tax and accounting of small to mid-cap companies, not for profit organizations and owner managed businesses, hands on to meet the demands of the clients.

Experience

AmeriTrust Financial Technologies Inc. (TSXV:AMT) (OTCQB:PWWBF)
Chief Financial Officer

January 2021 - Present (5 years 1 month)

Shibu Abraham Professional Corporation
Principal
September 2018 - Present (7 years 5 months)
Toronto, Ontario, Canada

PowerBand Solutions
Chief Financial Officer
January 2021 - October 2024 (3 years 10 months)
Toronto, Ontario, Canada

Imex Systems Inc.
Chief Financial Officer
April 2018 - August 2019 (1 year 5 months)
Toronto, Canada Area

I&A Professional Corporation
Partner
November 2017 - August 2018 (10 months)
Woodbridge, Canada

Abraham Chan LLP
Partner
June 2014 - February 2018 (3 years 9 months)
Toronto, Canada Area

McCarney Greenwood LLP
Associate Partner
September 2012 - May 2014 (1 year 9 months)

McCarney Greenwood LLP., Chartered Accountants
Manager - Assurance
January 2008 - August 2012 (4 years 8 months)

Danziger Hochman Partners LLP
Senior Auditor
August 2007 - December 2007 (5 months)

McGladrey & Pullen
Supervisor Audit

April 1998 - July 2007 (9 years 4 months)

Pan Pacific Wholesalers Pty Ltd
Finance & Administration Manager
September 1997 - March 1998 (7 months)

Nuigini Steel Corporation Pty Ltd
Financial Controller & Company Secretary
March 1995 - September 1997 (2 years 7 months)

Al Sayyad Est
Accounts Executive
November 1993 - February 1995 (1 year 4 months)

Devon Machines Pvt Ltd
Accountant
July 1992 - October 1993 (1 year 4 months)

Education

Institute of Chartered Accountants of Ontario
CA, Chartered Accountant - Canada · (2008 - 2009)

American Institute of Certified Public Accountants
CPA, Certified Public Accountant

The Institute of Chartered Accountants of India
ACA, Chartered Accountant - India